ANNUAL REPORT

HOSOI GARDEN MORTUARY, INC.


DESCRIPTION OF BUSINESS

     Hosoi Garden Mortuary, Inc. (the "Company") was incorporated in 1957 under the laws of the State of Hawaii as the successor to a business founded in 1900.
Professional funeral services are the principal services rendered by the Company. The Company is engaged in the funeral and mortuary business, including the sale of pre-need funeral services contracts. During the fiscal years ended May 31, 1999 and 1998, funeral services accounted for 74.4% and 72.1%, respectively, of revenues. The Company owns
50% of Garden Life Plan, Ltd. ("Garden Life") which sells pre-need funeral service contracts for which the Company acts as the sole servicing mortuary.

     The Company operates a mortuary business in Honolulu, Hawaii. Although established to offer funeral services to all persons in Hawaii, the Company serves principally persons of Japanese ancestry who follow a particular and special order of worship in accordance with their religious beliefs. In addition to handling funeral services for residents of Honolulu, the Company conducts services for residents of other counties in Hawaii and prepares remains for shipment to or receives them from other counties in Hawaii, other states in the United States and foreign countries.

    On July 7, 1998, the Company entered into an agreement with Woolsey Funeral & Cemetery Services,
Inc. to form Woolsey-Hosoi Mortuary Services, LLC, a limited liability company under the laws of the State of Hawaii. It is expected that the LLC will conduct funeral services to persons other than those of Japanese ancestry. Funeral services arranged by the LLC will generally be conducted at churches and other locations other than on the Company's premises.

     Thirty-four (34) persons were employed by the Company for the fiscal year ended May 31, 1999.
Seventeen (17) persons were employed full-time and seventeen (17) persons were employed part-time.


DIRECTORS AND EXECUTIVE OFFICERS

     The Company has a total of nine (9) directors constituting the entire Board of Directors, divided into three (3) classes of three (3) directors each.
The Company's Articles of Association provide for each class of directors to be elected for three-year terms on a staggered basis.

     Directors hold office for the duration of their terms and thereafter until their successors are elected. The executive officers serve at the pleasure of the Board of

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

Directors. The names, positions and offices, terms of office, and business experience of the directors and executive officers of the Company during the past five years are set forth below. See the table on pages 8 and 9 of the Proxy Statement for more information about the directors and executive officers of the Company.

DIRECTORS WHOSE TERMS EXPIRE IN 2000

     Julie S. Shimonishi is a school teacher and has been employed by the Department of Education, State of Hawaii, since 1970. She has been a director since 1979. She is a daughter of Sadako
Hosoi, director, and a sister of Clifford Hosoi, director and president of the Company, and Anne T.
Tamori, director and vice-president of the Company.

     Robert Kuwahara is a Certified Public
Accountant and has his own CPA practice. He has been a director of the Company since 1995. He is actively involved in human services organizations such as the YMCA.

     Richard B. Dole is a Vice-President and
Principal of Kuroman Realty, Inc. He resigned as a director of the Company in 1999, after serving as director since 1995. The Directors of the Company nominated and elected Glenn Suetsugu to serve the remaining term of Richard B. Dole as director.

     Glenn Sutetsugu is a real estate appraiser who is also engaged in real property sales and management.

DIRECTORS WHOSE TERMS EXPIRE IN 2001

    Clifford Hosoi has been a director of the Company since 1989. He was a vice president from 1989 until his appointment as president and chief executive officer of the Company as of January 1, 1994. He has been a licensed embalmer since 1979. He has been a Funeral
Director for the Company since 1985. He serves as a director of Garden Life Plan, Ltd. He is the son of Sadako Hosoi, director, and a brother of Julie S. Shimonishi, director, and Anne T.
Tamori, director and vice-president of the Company.

     Rene Mansho is an elected member of the
City Council of the City and County of Honolulu
and has served on the City Council since 1988.
She has been a director of the Company since
1993.   She presently serves as chairperson of
the Board of Directors and was elected to that position in 1994. She has been a school teacher, Vice-Principal and Administrator with the Department of Education of the State of Hawaii between 1971 through 1988. Other organizations with which she is involved include the Hawaii State Association of Counties, the Mililani Hongwanji, Mililani
YMCA, Honolulu Japanese Chamber of Commerce,
Goodwill Industries, Great Aloha Run,
Salvation Army, Wahiawa Lions, Muscular
Dystrophy Association of Hawaii.

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

     Ricky C. Manayan is currently a Manager -
Prepaid Card Programs with GTE Hawaiian Tel.
He has been a director of the Company since 1995.
His other business affiliations include Rick
Manayan & Associates.  He is President of
East-West Real Estate Co., Inc., Ricky Manayan
Associates and Transpacific Empire, Inc.

DIRECTORS WHOSE TERMS EXPIRE IN 2002

     Sadako Hosoi is the widow of Herman S. Hosoi, founder of the Company. She has been a director of the Company since 1957 and is the Chairperson of the Board Emeritus. At the January 24, 1999, annual meeting, she was elected to a new three-year term which will expire in 2002. In the past, she has served as chairperson of the Company and treasurer. She serves as a director of Garden Life Plan, Ltd. She is the mother of Julie S. Shimonishi, director, Clifford Hosoi, director and president of the Company, and Anne
T. Tamori, director and vice president of the Company.

     Berton T. Kato is an attorney licensed in the State of Hawaii and has his own law practice. He also serves as a director of Garden Life Plan, Ltd.
At the January 24, 1999, annual meeting, he was elected to serve a three-year term which will expire in 2002.

     Anne T. Tamori has been employed by the
Company since 1978. She has been a vice president of the Company since 1994. She has served as an associate secretary of the Company. She is a daughter of Sadako Hosoi, director, and a sister of Clifford Hosoi, director and president of the Company, and Julie S. Shimonishi, director. At the January 24, 1999, annual meeting, she was elected to serve a three-year term which will expire in 2002.

OTHER EXECUTIVE OFFICERS ARE AS FOLLOWS:

     David Fujishige has been employed by the Company since 1989. He has been a funeral director since 1991. He has been a vice president of the Company since 1994. Prior to joining the Company, he was a food production supervisor at Rehabilitation Hospital of the Pacific.

    Keith Numazu has been employed by the Company since 1992. He has been treasurer of the Company since 1994. He has been an assistant bookkeeper and programmer since 1992. Prior to joining the Company, he was a systems operator/analyst for Consolidated Amusement, Inc. and a senior systems analyst/programmer for Holmes and Narver, Inc.
and Raytheon Services Nevada.

     Elaine Nakamura has been employed by the Company since 1963. She is the secretary of the Company.

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


MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER
MATTERS

    The common shares of the Company are neither traded nor listed on an exchange and has no established public trading market. One stockbroker in Honolulu, Hawaii, has quoted the common stock, but the Company does not know the prices at which the trades are made. During the fiscal year ended May 31, 1999, the Company redeemed 70,272 shares as follows:


NO. OF SHARES                  REDEMPTION PRICE
65,772                         $4.25
 4,500                          3.75


     There were 1,473 record holders of common stock as of May 31, 1999.

     A cash dividend has been declared and paid once a year since 1969. The dividend for the year ended
May 31, 1999, which was declared on October 21, 1999, was $.06 per share. Dividends for the year ended
May 31, 1999 are payable to shareholders in January
2000. The dividend for the year ended May 31, 1998, which was declared on October 15, 1998, was $.10 per share.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following table sets forth items from Hosoi
Garden Mortuary, Inc.'s statement of income as percentages of net revenues:


                                                   Years Ended May 31,
                                                   1999        1998

Total revenues                                      100.0%      100.0%
Cost of sales and services                           74.7        78.8

Gross profit                                         25.3        21.2
Selling, general and administrative                  24.0        26.7

Operating income(loss)                                1.3        (5.5)
Other income (expenses)                               6.4        10.4

Income before income taxes                            7.7         4.9
Provision for income taxes                            3.3         1.4

Income before equity in earnings
  of Garden Life Plan, Ltd. (GLP)                     4.4         3.5
Equity in earnings of GLP, net                       14.7        28.5

Net income                                           19.1%       32.0%


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

RESULTS OF OPERATIONS

TOTAL REVENUES

     The Company's revenues increased by $82,813 in 1999 over 1998. The increase of 3.1% is attributable to the increase in number of services performed from 1,050 in 1998 to 1,063 in 1999, which is an increase of 1.2% and the effects of a price increase instituted during the 1999 fiscal year.

     The Company expects revenues to remain at the 1999 level, despite the increase in prices for funeral services, because it is expected that selection of lower priced funeral services will continue because of the poor economic conditions in Hawaii.

     In addition, it is expected that pre-need services which generate lower average revenues will continue to account for between 30% and 40% of total revenues.

     The continued affiliation with Woolsey Funeral
& Cemetery Services, Inc., described above, is a revenue source from a segment of the community which was not served by Company. The Woolsey-Hosoi
Mortuary Services, LLC is not expected to have an immediate impact on the Company's revenues.

     The Company's operating expenses in 1999 decreased as a percentage of revenues due to a decrease in real property taxes and an increase in revenues. However, the Company's operating expenses is expected to increase as a result of the Company's plans for the upgrade of its personnel and facilities as follows:

     1. Upgrade and train professional staff to meet the current market demands and the changing nature of customer preferences. The current trend indicates that families are having smaller services with lower priced merchandise.

     2.  Upgrade the facilities to provide the
         capacity to provide multi-cultural services and service the increasing numbers of pre-need plans.

     3.  Explore the establishment of a pre-need
         authority, or consider the purchase of the interest of its 50% shareholder in Garden Life
         Plan, Ltd. or extend the service agreement with Garden Life Plan, Ltd. beyond the expiration in 2001.

     4.  Construction of an on-site crematory.

     Operating results for fiscal 2000 will be adversely
affected if revenues do not increase in relation to the
increase in costs.   The increase in the number of
pre-need services expected in relation to at-need services will limit the growth of total



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

revenues. The upgrade of the Company's personnel and facilities is expected to mitigate the effects of the increase in pre-need plan services and the generally poor economic conditions in Hawaii.


COST OF SALES AND SERVICES

     Cost of sales and services decreased to 74.7%
of revenues in 1999 from 78.8% in 1998. The 4.1% decrease in cost of sales is attributable to a decrease in the real property taxes, salaries and wages, and rent in relation to total revenues.


GROSS PROFIT

     Gross profit as a percentage of total revenues increased to 25.3% in 1999 from 21.2% in 1998. The increase is due to the increase in revenues and the decrease in cost of sales as mentioned above. The
3.1% increase in revenues is attributable to the relatively small increase of 1.2% in the number of services performed in 1999 over 1998 and the price increase instituted during the fiscal year.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses decreased to 24.0% in 1999 from 26.7% in 1998.
The decrease is attributable to a decrease of 1.7% in professional services, a decrease of .4% in advertising and promotions and .6% in bad debt expense.

     It is expected that selling, general and administrative expenses in 2000 will increase because of expected increases in professional services and advertising expense.


EARNINGS OF GARDEN LIFE PLAN, LTD.

     Revenues from the trust funds of the
Company's subsidiary, Garden Life Plan, Ltd.
(GLP), whose earnings are accounted for on the equity method of accounting, are included in the amounts reflected as EQUITY IN EARNINGS OF
GARDEN LIFE PLAN, LTD. of $405,235 and $608,171 for 1999 and 1998 respectively. The EQUITY IN
EARNINGS OF GARDEN LIFE PLAN, LTD., in 1998 was restated for a misstatement in 1998. Information relating to the prior period adjustments and the effects on the Company financial statements are more fully described in Footnote (18) of the Company's financial statements, which are attached hereto and incorporated by reference.

     Earnings of the Trust fund of GLP are not directly affected by decisions of the management of the Company. Investment decisions are generally made by the money manager of GLP's Trust funds. Fluctuations in GLP's trust fund income, which

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


amounted to $1,508,657 and $2,136,577 for the
years ended May 31, 1999 and 1998 respectively are the result of fluctuations in interest rates, capital gains and the mix of investment of the Trust.

    Equity in the earnings of GLP continue to account for a large part of the Company's earnings, at 77.2% and 86.8% of the Company's net income in 1999 and 1998, respectively.


INCOME TAXES

     The Company's effective income tax rate
was 43.3% of pre-tax income in 1999 and 36.5% in 1998. Note (9) to the Company's financial statements presents a reconciliation of the Company's effective and statutory income tax rates.


LIQUIDITY AND CAPITAL RESOURCES

     Total working capital decreased by $418,130 to $1,971,456 in 1999 from $2,389,586 in 1998. The decrease is attributable to an decrease in current assets, particularly in income taxes receivable
$226,732 and a decrease in cash required to redeem the Company's shares. Working capital ratio was 6.0:1 at May 31, 1999 and 6.7:1 at May 31, 1998.

    SECURITIES AVAILABLE-FOR-SALE increased to
$847,718 in 1999 from $773,464 in 1998 as a
result of earnings on the investment.

     SECURITIES HELD TO MATURITY remained relatively stable at $888,931 in 1999 and $842,656 in 1998.

     At the end of 1999, the Company did not have any long-term debt. The Company expects that cash flows from operations, its cash reserves and investments will be adequate to meet the Company's cash requirements in the foreseeable future.

     Dividends paid were $173,488 and $175,569 in 1999 and 1998, respectively, which was $.10 per share in both years.

     Cash outflows for the acquisition of the Company's shares were $130,289 in 1998 and $296,407 in 1999. The Company expects that future acquisitions will be in the range of $100,000 to $200,000 per year.


YEAR 2000

     Footnote (17) to the financial statements which discusses "Year 2000 Compliance" is incorporated by reference hereto.

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

     The following summarizes the Company's Year
2000 disclosure statement pursuant to the Year 2000
Readiness and Disclosure Act.


STATE OF READINESS

     Hosoi Garden Mortuary, Inc. (HOSOI) does not have a formal Year 2000 readiness program, however, the Company's Treasurer has been assigned the task of assessment of the Company's exposure to the Y2K problem, the implementation of any required remediation and the testing and validation of its remediation efforts.

     Our Year 2000 project focuses on two areas:
(1) information technology (IT) systems, such as application software and PC's; and (2) suppliers.

     We have identified application software and PC's which needs to be replaced. We are in the process of upgrading our PC system and have or will replace application software which are not Year
2000 compliant.

     We expect to complete our remediation efforts by the end of October 1999 and implement validation and testing before the end of 1999.


RISK/CONTINGENCY PLANS

     Our "worst-case scenario" would be a failure of
our suppliers to supply merchandise for a prolonged
period of time that would impair our ability to
provide services to our customers in a timely and
reliable manner. Although the occurrence of this
scenario could affect HOSOI, we do not have a basis
to determine at this time whether such a scenario is
likely to occur.   We believe that suppliers present
the area of greatest risk to disruption of our operations because of our limited ability to influence action of third parties or to estimate the level and impact of their noncompliance through the supply chain.

     We have not developed contingency plans for our IT systems as we believe that our remediation efforts in this area will be successful because of the small size of our PC network; five workstations and one server; the use of accounting software from one vendor who is Year 2000 ready and the use of wordprocessor and spreadsheet programs from major name brand suppliers.

     The continency plans for our suppliers include, where appropriate, (1) booking orders and stocking products before anticipated disruptions and (2) finding alternative suppliers.

     We will update our assessment for our
significant suppliers as we receive additional information from them concerning their Y2K preparedness. However, judgements regarding contingency plans - such as now to develop them and to what extent - are subject to many variables and uncertainties. There can be no assurance

                         -8-

that HOSOI will correctly anticipate the level, impact or duration of noncompliance by its suppliers.

     As a result, there is no certainty that our
contingency plans will be sufficient to mitigate
the impact of noncompliance by suppliers and some
material adverse effect to HOSOI may result from
one or more third parties regardless of our
contingency plans.   The failure of any
contingency plans could have a material adverse effect on Hosoi's financial condition, results of operations or liquidity.


COST


     We do not currently expect the total cost of our Year 2000 readiness program will be material to our financial condition or results of operations. Cost associated with our efforts around Year 2000 issues are expensed as incurred, unless they relate to the purchase of hardware and software, in which case they are capitalized.


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